

14048248

3/20/14
KW

SEC MAIL / RECEIVED / MAR 0 6 2014 / WASH. D.C. / PROCESSING SECTION / 189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28301

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01|01|2013__ AND ENDING __12|31|2013__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KENSINGTON CAPITAL CORP**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 13TH AVENUE
(No. and Street)

BROOKLYN   **NY**   **11219**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JACOB EILENBERG   **718-436-2111**
                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RISCHALL, NEIL DAVID
(Name – if individual, state last, first, middle name)

2294 NOSTRAND AVE SUITE 1002 BROOKLYN   NY   11210
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __JACOB EILENBERG_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __KENSINGTON CAPITAL CORP_____, as of __DECEMBER 31_____, 20__13__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

FIN OFR + PRIN

_____
Title

_____
Notary Public

CHAYA EISENBACH
Notary Public, State of New York
No. 01EI4616303 Qual. in Kings County
Commission Expires July 31, 2017

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENSINGTON CAPITAL CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Avenue Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
KENSINGTON CAPITAL CORP.
Brooklyn, New York

I have audited the accompanying statement of financial condition of KENSINGTON CAPITAL CORP., a New York corporation as of December 31, 2013 and the related statements of income, retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KENSINGTON CAPITAL CORP., as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 23, 2014

KENSINGTON CAPITAL CORP.
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$	12,936
Due from Broker		197,302
Money Market Account		44,332
Prepaid expenses & Other Receivables		22,031
Securities - Long		86,471
Furniture, Fixtures and Equipment, at cost, less		
accumulated depreciation of $ 54		1,033
TOTAL ASSETS	$	364,105

LIABILITIES AND STOCKHOLDERS EQUITY

Accrued expenses and Payroll Taxes	$	26,004
Accrued Salaries		27,850
Total Liabilities		53,854
Stockholders' Equity		
Common Stock - no par value; authorized, issued		40,000
and outstanding, 200 shares		
Additional Paid-in Capital		271,738
Retained Earnings		(1,487)
Total Stockholder's Equity		310,251
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	364,105

KENSINGTON CAPITAL CORP.
Statements of Income (Loss)
For the Year Ended December 31, 2013

INCOME
Commission Revenue	$	412,831
Gain on Securities Trading (Note 9)		22,187
Interest and Dividend Income		322,145
Total Income		757,163

OPERATING EXPENSES
Salaries - Other	185,166
Salaries - Officers	181,200
Advertising and Promotions	102,958
Insurance	68,150
Payroll Tax & Preparation	46,752
Auto Expense	32,042
Rent	29,700
Office	18,827
Telephone	18,216
Consulting	16,600
Dues & Subscriptions	12,868
Bad Debts	10,000
Legal & Professional Fees	9,800
Utilities	6,740
Donations	4,943
Regulatory Fees	3,545
Travel	3,100
Postage & Delivery	2,764
Entertainment	2,266
Gift	1,784
Computer	1,541
Supplies	1,477
Repairs and Maintenance	785
Interest and Bank Charges	249
Website	225
Depreciation	54
Total Operating Expenses	761,753

Operating Income		(4,590)
Provision for Income Taxes		(300)
Net Income	$	(4,890)

KENSINGTON CAPITAL CORP.
Statements of Changes in Stockholders Equity
For the Year Ended December 31, 2013

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Beginning of Year	$ 40,000	271,738	3,403	315,141
Net Income			(4,890)	(4,890)
End of Year	$ 40,000	271,738	(1,487)	310,251

KENSINGTON CAPITAL CORP.
Statements of Changes in Financial Condition
For the Year Ended December 31, 2013

Cash flows from operating activities

Net Income	$	(4,890)

Adjustments to reconcile net income to net cash
provided by operating activities

Depreciation	54
Securities	(21,925)
Due to/from Broker	(8,472)
Prepaid Expenses	34,359
Accrued Expenses & Payroll Taxes	7,588
Accrued Salaries	(14,908)
Total adjustments	(3,304)

Cash flows from financing activities

Purchase of Fixed Assets	(1,088)
Money Market	9,996
Net cash used by financing activities	8,908

Net decrease in cash and equivalents		714
Cash and equivalents, beginning		12,222
Cash and equivalents, beginning	$	12,936

KENSINGTON CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

KENSINGTON CAPITAL CORP. (the Company) was organized and commenced operations in June 1982. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by a clearing broker, on a fully disclosed basis. For financial statement and income tax purposes the Company records income and expenses using the accrual basis of accounting.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed on the straight-line method (half-year convention) or modified accelerated cost recovery method over the estimated useful lives. The estimated useful lives of property and equipment are from 3 to 5 years. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation:

Depreciation is computed for both financial reporting purposes and federal income tax purposes using the straight-line method or modified accelerated cost recovery method. The effect of this departure from a generally accepted depreciation method has been determined to have no material effect on the financial statements.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $ 102,958 for the year ended December 31, 2013.

Provision for Bad Debts

The Company uses the direct write off method for reporting its bad debts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

See Accountants' Report.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. Such investments at times may exceed the federal depository insurance limits.

NOTE 2- DUE FROM BROKER

The Company's securities transactions are cleared through Southwest Securities, and all the Company's trading accounts and customer's accounts are carried by Southwest Securities. Southwest Securities remits to the Company all profit on the Company's trading accounts and all commissions due net of clearance charges, trading errors and miscellaneous related charges, at the end of the month.

NOTE 3 - SECURITIES

Securities consist of marketable equity securities at quoted market values.

NOTE 4 - SECURITIES SOLD - NOT YET PURCHASED

Securities Sold-Not Yet Purchased consist of marketable equity securities at quoted market values.

NOTE 5 - FIXED ASSETS

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

At December 31, 2013, property, plant and equipment with an original basis of $ 45,535 are fully depreciated and have no basis as of year end.

NOTE 6 - PROFIT ON TRADING

This amount includes unrealized gains (losses) on securities, as follows:

Securities	22,062
Securities Sold Not Yet Purchased (Short Sales)	0

NOTE 7 - INCOME TAXES

The Company has elected, by unanimous consent of its shareholders to be taxed under the provisions of sub-Chapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual income taxes on their respective share of the Company's taxable income.

NOTE 8 - INTERNAL CONTROL

No material inadequacies were found to exist.

NOTE 9 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The following data has been excerpted from the Company's Focus Report for the year ended:

Current Assets	$364,105
Less Total Liabilities	$ 53,854
Net Capital Before Charges	$310,251
Charges Against Net Capital	$ 41,658
Net Capital	$268,593
Required Net Capital	$100,000
Excess Net Capital	$168,593
Ratio of Aggregate Indebtedness to Net Capital	20.05

See Accountants' Report.

NOTE 9 - Continued

The Company is also subject to the Regulation 1.17 under the Commodity Futures Trading Commission (CFTC) which requires that the Company maintain a minimum net capital, as defined, in the amount of $100,000.

At December 31, 2012, the Company's net capital was $168,593 in excess of the CFTC's minimum requirement.

NOTE 10 - DISTRIBUTIONS TO SHAREHOLDERS

In accordance with the loan agreements and shareholders' employment agreement, the shareholders are entitled to receive corporation distributions or shareholder/officer bonuses equal to the additional individual income taxes incurred for their proportionate share of the Company's taxable income.

During the twelve (12) months ended December 31, 2013 the Company made no distributions to its' shareholders from retained earnings.

KENSINGTON CAPITAL CORP.

KENSINGTON CAPITAL CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
DECEMBER 31, 2013

There were no material differences between audited and unaudited focus reports.

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Avenue Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Securities and Exchange commission Rule 17a-5
and Commodity Futures Trading Commission Regulation 1.16

To the Stockholders   February 23, 2014
KENSINGTON CAPITAL CORP.
Brooklyn, New York

In planning and performing my audit of the statement of financial condition of
Kensington Capital Corp. as of and for the year ended December 31, 2012, in accordance
with auditing standards generally accepted in the United States of America, I considered
the Company's internal control over financial reporting (internal control) as a basis for
designing my auditing procedures for the purpose of expressing my opinion on the
statement of financial condition, but not for the purpose of expressing an opinion on the
effectiveness of the Company's internal control. Accordingly, I do not express an opinion
on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
we have made a study of the practices and procedures followed by the Company,
including consideration of control activities for safeguarding securities. This study
included tests of compliance with such practices and procedures that we considered
relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate
   debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule
   15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications and
   comparisons, and the recordation of differences required by Rule 17a-13.

I have examined the accompanying financial statements of Kensington Capital Corp. for
the year ended December 31, 2013, and have issued my report thereon dated February 23,
2014. As part of my examination, I made a study and evaluation of the Companies
system of internal accounting control to the extent I considered necessary to evaluate the
system as required by generally accepted auditing standards. The purpose of my study
and evaluation, which included obtaining an understanding of the accounting system, was
to determine the nature, timing and extent of the auditing procedures necessary for
expressing an opinion on the financial statements.

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Ave Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email CPA@post.com

To the Stockholders
KENSINGTON CAPITAL CORP.

I also made a study of the practices and procedures followed by the Company under Rule 1 7a-5(g)(1) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governor of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of KENSINGTON CAPITAL CORP. taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Ave Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email CPA@post.com

To the Stockholders
KENSINGTON CAPITAL CORP.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and regulation 1.16 under the Commodity Exchange Act and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the New York Stock Exchange and should not be used for any other purpose.

NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 23, 2014

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Avenue Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

February 23, 2014

To the Stockholders
Kensington Capital Corp.
4910 13 Avenue
Brooklyn, N.Y. 11219

Gentlemen:

I have examined the accompanying Financial Statements (Focus Report) (Form X-17A-5) of Kensington Capital Corp. as of December 31, 2013

In connection therewith, I have reviewed the system of internal control, including the procedure for safe-guarding securities. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances, and I have observed the audit requirements prescribed by the Securities and Exchange Commission with respect to such examination.

In my opinion, the accompanying Financial Statements (focus report) (Form X-1 7A-5) present fairly the financial position of Kensington Capital Corp. as of December 31, 2013 in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year, and in the form required by the Securities and Exchange Commission.

NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 23, 2014

Neil D. Rischall CPA
Certified Public Accountant
2294 Nostrand Ave Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

To the Board of Directors of Kensington Capital Corp.
4910 13th Avenue
Brooklyn, NY 112109

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Kensington Capital Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Kensington Capital Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Kensington Capital Corp.'s management is responsible for the Standard Stockbrokerage Co. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Neil D. Rischall CPA
Brooklyn, NY

February 23, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

SIPC-7
(33-REV 7/10)

SIPC-7
(33-REV 7/10)

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
028301   FINRA   DEC
KENSINGTON CAPITAL CORP   11*11
4910 13TH AVE
BROOKLYN NY 11219-3100
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KAREN I Fischer
521-483-6935

2. A. General Assessment (item 2e from page 2) .... $ 1537.24

   B. Less payment made with SIPC-6 filed (exclude interest) 762.09
      7/26/13
      Date Paid

   C. Less prior overpayment applied 775.15

   D. Assessment balance due or (overpayment) 0

   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) ..... $ 775.15

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) .... $ 775.15

   H. Overpayment carried forward .... $ 0

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kensington Capital Corp
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

CCO
(Title)

Dated the 29 day of January, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 845,463.

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   845,463

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products   7963-

(2) Revenues from commodity transactions.   18953-

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   63,831

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   21,990

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 128,430.60

Enter the greater of line (i) or (ii)   128,431

Total deductions   230,528

2d. SIPC Net Operating Revenues $ 614,695

2e. General Assessment @ .0025 $ 1537.24

(to page 1, line 2.A.)

2